Exhibit 33
ABBOTT: TERMINATION LETTER

Translated Letter from Dutch to English

ABBOTT BIOLOGICALS B.V. LETTERHEAD

From:	Abbott Biologicals B.V.
To:	Mymetics Corporation
Date:	May 23, 2011
Subject:	Termination License and Cooperation Agreements for Intranasal Delivery ofAPRECS based Vaccines and Virosome based Vaccines; your email dated May 10, 2011.

In response to your email dated May 10, 2011, Abbott is still willing to assist Mymetics by lowering the royalty percentage as mentioned in article 13.8 of both above mentioned agreements from 25% to 10% and leaving the other conditions in our letter of April 28, 2011, unchanged.

For clarity, we hereby repeat the conditions mentioned in the letter.

We are willing to allow Mymetics to commercialize or exploit and/or to produce and commercialize or exploit the Technology (as defined in both agreements) with the use of the Technology Data (as defined) and other data, as described in the above mentioned agreements. Except as modified by this letter, the terms of the above agreements remain valid and unchanged.

If Mymetics agrees with this proposal, we request that you confirm this in writing within 5 business days.

If we have not received an unconditional confirmation within this period, we assume that Mymetics does no accept this proposal and this proposal will be void after the expiration of such period.

With best regards,
ABBOTT BIOLOGICALS B.V.